                SECURITIES & EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ----------------------

                          SCHEDULE 13D*
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                       (Amendment No. 1)*

                        RailAmerica, Inc.
                        (Name of Issuer)

                 Common Stock, $0.001 par value
                 (Title of Class of Securities)

                            750753105
                         (CUSIP Number)

                         William Ehrman
  350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
          (Name, address and telephone number of person authorized to receive notices and communications)

                      As of April 18, 2001
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Page 1 of 19 Pages)
-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       EGS Associates, L.L.C.
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       WC
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       1,857,264
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       1,857,264

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,857,264
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.95%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       PN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       EGS Partners, L.L.C.
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       OO
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       -0- OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       -0-

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       -0-
----------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
----------------------------------------------------------------

(14)   TYPE OF REPORTING PERSON **

       IA
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       Bev Partners, L.P.
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       WC
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       1,500,780 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       1,500,780

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,500,780
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.04%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       PN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       Jonas Partners, L.L.C.
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       WC
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       62,195 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       62,195

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       62,195
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.33%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       PN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       William Ehrman
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       AF, OO, PF
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       3,420,239 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       3,420,239

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,420,239
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.32%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       IN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       Frederic Greenberg
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       AF, OO, PF
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       100 SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       3,420,339 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       100 REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       3,420,339

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,420,239
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.32%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       IN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       Julia Oliver
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       AF, OO
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       3,420,239 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       3,420,239

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,420,239
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.32%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       IN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       Jonas Gerstl
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]

       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       AF, OO
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       3,420,239 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       3,420,239
----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,420,239
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.32%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       IN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750753105

(1)    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF
       ABOVE PERSONS (ENTITIES ONLY)

       EGS Management, L.L.C.
----------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

       (a)  [ ]
       (b)  [X]
----------------------------------------------------------------

(3)    SEC USE ONLY
----------------------------------------------------------------

(4)    SOURCE OF FUNDS **

       WC, OO
----------------------------------------------------------------

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
----------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)    SOLE VOTING POWER

       -0- SHARES
 ---------------------------------------------------------------

(8)    SHARED VOTING POWER

       3,420,239 OWNED BY
----------------------------------------------------------------

(9)    SOLE DISPOSITIVE POWER

       -0- REPORTING
----------------------------------------------------------------

(10)   SHARED DISPOSITIVE POWER

       3,420,239

----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,420,239
----------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES **

       [ ]
----------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.32%
----------------------------------------------------------------

(14) TYPE OF REPORTING PERSON **

       IN
----------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

       This statement relates to the common stock, $.001 par value (the "Common Stock"), issued by RailAmerica, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 5300 Broken Sound Blvd., N.W. Boca Raton, Florida 33487.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a New York limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners;
       (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (vii) Julia Oliver, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (ix) EGS Management, L.L.C., a Delaware limited liability company ("EGS Management") with respect to shares of Common Stock beneficially owned by EGS Associates, BEV Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

       The members of each of EGS Management and EGS Partners are William Ehrman, Frederic Greenberg, Julia Oliver, and
       Jonas Gerstl (collectively, the "Managing Members").

       As of February 11, 2000, William Lautman is no longer associated with EGS Management and EGS Partners.

       As of March 31, 2000, Frederick Ketcher ceased being affiliated with EGS Management and EGS Partners.

(b) The address of the principal business and principal office of (i) EGS Associates, EGS Management, EGS Partners, Bev Partners, Jonas Partners and each of the Managing Members is 350 Park Avenue, 11th Floor, New York, New York 10022.

(c) The principal business of each of EGS Associates, Bev Partners and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the Managing Members are as Managing Members of EGS Management and EGS Partners. The principal business of EGS Management is to serve as general partner to certain private investment partnerships.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates and Bev
       Partners are Delaware limited partnerships.  Jonas
       Partners is a New York limited partnership. EGS Partners and EGS Management are Delaware limited liability companies.

ITEM 3.    Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the Common Stock beneficially owned by EGS Associates, Bev Partners, Jonas Partners, and EGS Management is approximately $12,737,181, $11,288,887, $414,311 and
       $24,440,379, respectively. The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg is approximately $981.

       Messrs. Ehrman and Gerstl and Ms. Oliver currently own directly no shares of Common Stock.

       The shares of Common Stock purchased by each of EGS Associates, Bev Partners and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Greenberg were purchased with personal funds.

       The shares of Common Stock beneficially owned by EGS Associates, Bev Partners, Jonas Partners and Mr. Greenberg are held in their respective commingled margin accounts. Such margin accounts are maintained at Banc Of America Securities, LLC, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Currently, the interest rate charged on such various margin accounts is approximately 6.5% per annum.

ITEM 4.  PURPOSE OF THE TRANSACTION.

       The purpose of the acquisition of the shares of the Common
       Stock by the Reporting Persons was for investment. Each may dispose of any or all of the shares of Common Stock held by it or him at any time.

       None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
       Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer.

(a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 18,668,002 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 2000, as reflected in the Company's quarterly report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended December 31, 2000.

       As of the close of business on April 18, 2001

       (i) EGS Associates owns beneficially 1,857,264 shares of Common Stock, constituting approximately 9.95% of the shares outstanding.

       (ii)   EGS Partners owns no shares of Common Stock.

       (iii) Bev Partners owns beneficially 1,500,780 shares of Common Stock, constituting approximately 8.04% of the shares outstanding.
       (iv) Jonas Partners owns beneficially 62,195 shares of Common Stock, constituting less than 1% of the shares outstanding.

       (v) Mr. Greenberg owns beneficially through ownership by himself, 100 shares of Common Stock, constituting less than 1% of the shares outstanding.

       (vii) Messrs. Ehrman and Gerstl and Ms. Oliver own directly no shares of Common Stock.

       (viii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 3,420,239 shares beneficially owned by EGS Associates, BEV Partners and Jonas Partners.

       By reason of the provisions of Rule 13D-3 of the Act, each of the Managing Members may be deemed to own the 1,857,264 shares of Common Stock beneficially owned by EGS Associates, the 1,500,780 shares beneficially owned by Bev Partners and the 62,195 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, Bev Partners and Jonas Partners are aggregated, they total 3,420,239 shares of Common Stock, constituting approximately 18.32% of the shares outstanding.

       (ix) In the aggregate, the Reporting Persons own beneficially a total of 3,420,339 shares of Common
              Stock, constituting approximately 18.32% of the shares outstanding.

(b) Each of EGS Associates, EGS Partners, Bev Partners and Jonas Partners has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the Managing Members. Discretionary accounts are party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

       (ii) Mr. Greenberg has sole power to vote 100 shares that he personally owns.

(c) The trading dates, number of shares, type of transaction and price per share for all transactions in the Common Stock from January 20, 2000 until April 18, 2001 by EGS Associates, EGS Partners, Bev Partners and Jonas Partners are set forth in Schedules A, B, C, and D, and, except as indicated, were all effected in the over-the-counter market. During such period, Messrs. Ehrman Greenberg and Gerstl and Ms. Oliver did not enter into any transactions in the Common Stock.

(d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

       Certain of the reporting persons are party to an Agreement with the Company pursuant to which they agreed, among other things, (i) to restrict themselves from certain actions (including, without limitation, seeking to influence the Company's management, attempting to change the Company's management, soliciting proxies with respect to shares of the Company, depositing voting securities in a voting trust, taking action to acquire control of the Company, and seeking to influence any of the Company's contractual relationships) at such time that they own beneficially and/or of record 15% of the outstanding shares of Common Stock and (ii) that they will not in the aggregate acquire beneficially or of record, individually or in the aggregate in excess of 19.9% of the outstanding shares of Common Stock. Subsequent thereto, the Company waived the 19.9% restriction to permit the parties thereto to own 30% of the outstanding shares of Common Stock until the earlier of certain specified events.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       N/A

                           SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 25, 2001

                            /s/ William Ehrman
                            --------------------------------
                             William Ehrman, individually and as
                             Managing Member of EGS Management,
                             L.L.C. on behalf of EGS Management,
                             L.L.C. and on behalf of EGS
                             ASSOCIATES, L.P., BEV PARTNERS,
                             L.P., and JONAS PARTNERS, L.P., and
                             as a managing member of EGS
                             PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

                           Schedule A

                      EGS Associates, L.P.

Trade Date    Transaction Type     Shares      Price per Share

2/7/00          BUY                14,400            7.75
3/1/00          EXPIRED           (10,212)           0.00
6/26/00         BUY                 5,000            6.15
6/28/00         BUY                 4,800            6.14
7/5/00          BUY                 6,732            6.38
7/6/00          BUY                 3,848            6.43
7/11/00         BUY                 4,800            6.53
7/14/00         BUY                 2,400            6.25
7/21/00         BUY                 9,716            6.23
7/25/00         BUY                10,100            6.22
7/26/00         BUY                 7,500            6.21
7/27/00         BUY                 3,500            6.13
7/28/00         BUY                 7,200            6.07
7/31/00         BUY                10,800            6.09
8/1/00          BUY                 8,100            6.05
8/2/00          BUY                 7,700            6.03
8/3/00          BUY                 6,500            5.96
8/7/00          BUY                 8,800            5.97
8/8/00          BUY                 9,800            5.99
8/9/00          BUY                13,300            6.30
8/10/00         BUY                12,300            6.17
8/15/00         BUY                 7,400            6.25
8/16/00         BUY                 5,700            6.24
8/17/00         BUY                 3,500            6.37
8/18/00         BUY                 2,018            6.57
8/21/00         BUY                 6,800            6.44
8/22/00         BUY                11,900            6.28
8/23/00         BUY                 9,500            6.43
8/24/00         BUY                 6,100            6.60
8/25/00         BUY                 5,900            6.54
8/28/00         BUY                 5,200            6.48
8/29/00         BUY                 6,200            6.43
8/31/00         BUY                 9,200            6.55
9/1/00          BUY                 4,000            6.57
9/5/00          BUY                13,200            6.40
9/6/00          BUY                 5,900            6.38
9/7/00          BUY                 3,600            6.62
9/8/00          BUY                 4,916            6.65
9/11/00         BUY                 4,900            6.58
9/12/00         BUY                12,500            6.50
9/13/00         BUY                 3,700            6.65
9/15/00         BUY                 5,500            6.86
9/18/00         BUY                13,400            6.94
9/19/00         BUY                 9,000            7.04
9/20/00         BUY                15,600            6.99

9/21/00         BUY                22,900            6.95
9/22/00         BUY                 8,500            6.94
9/25/00         BUY                 4,100            6.98
9/26/00         BUY                 8,200            6.98
9/27/00         BUY                10,100            6.98
9/28/00         BUY                15,450            7.21
9/29/00         BUY                 6,200            7.60
10/2/00         BUY                19,100            7.81
10/3/00         BUY                20,700            7.86
10/4/00         BUY                 4,500            7.75
10/5/00         BUY                 3,800            7.86
10/6/00         BUY                15,900            7.84
10/9/00         BUY                12,500            7.81
10/10/00        BUY                 1,000            7.86
11/7/00         BUY                 4,700            7.42
11/8/00         BUY                12,400            7.65
11/9/00         BUY                 6,800            7.66
11/10/00        BUY                14,500            7.67
11/13/00        BUY                11,200            7.70
11/14/00        BUY                23,100            7.54
11/15/00        BUY                26,800            7.19
11/16/00        BUY                11,800            6.85
11/17/00        BUY                20,200            6.56
11/20/00        BUY                21,300            6.14
11/21/00        BUY                 5,600            6.10
11/22/00        BUY                 4,500            6.09
11/24/00        BUY                 5,900            6.04
11/27/00        BUY                10,500            6.08
11/28/00        BUY                13,500            6.10
11/29/00        BUY                21,000            6.10
11/30/00        BUY                 9,200            6.08
12/1/00         BUY                14,000            6.04
12/4/00         BUY                13,300            6.07
12/5/00         BUY                 2,700            6.11
12/6/00         BUY                 8,900            6.44
12/7/00         BUY                 8,600            6.69
12/8/00         BUY                 8,100            6.89
12/11/00        BUY                18,900            7.45
12/12/00        BUY                23,200            7.61
12/13/00        BUY                11,300            7.58
12/14/00        BUY                14,700            7.41
12/15/00        BUY                13,300            7.41
12/18/00        BUY                30,800            7.39
12/19/00        BUY                13,900            7.33
12/20/00        BUY                32,200            7.61
12/21/00        BUY                21,100            7.57
12/22/00        BUY                18,600            7.56
12/26/00        BUY                13,400            7.65
12/27/00        BUY                14,200            7.77
12/28/00        BUY                13,400            7.86
12/29/00        BUY                19,800            7.95

1/2/01          BUY                 9,300            7.99
1/3/01          BUY                27,600            7.95
1/4/01          BUY                14,100            7.96
1/5/01          BUY                19,800            7.90
1/8/01          BUY                20,000            7.76
1/9/01          BUY                10,900            7.96
1/10/01         BUY                13,100            7.98
1/11/01         BUY                 6,600            8.07
1/12/01         BUY                 6,600            8.07
1/16/01         BUY                 7,700            8.03
1/17/01         BUY                12,800            8.05
1/18/01         BUY                 9,300            8.08
1/19/01         BUY                 1,700            7.88
1/19/01         BUY                 6,800            7.92
1/22/01         BUY                 1,600            7.81
1/22/01         BUY                   600            7.82
1/22/01         BUY                 7,300            7.82
1/23/01         BUY                 2,900            7.94
1/23/01         BUY                 5,000            7.91
1/24/01         BUY                 1,800            7.88
1/24/01         BUY                 5,400            7.85
1/24/01         BUY                 1,400            7.87
1/25/01         BUY                 3,000            7.97
1/25/01         BUY                 5,886            7.93
1/26/01         BUY                 4,000            7.98
1/26/01         BUY                 2,200            8.00
1/29/01         BUY                   300            8.07
1/29/01         BUY                 1,700            8.08
1/30/01         BUY                 8,250            8.00
1/30/01         BUY                 4,700            8.11
1/31/01         BUY                 3,900            8.22
1/31/01         BUY                 8,400            8.20
2/1/01          BUY                   450            8.34
2/1/01          BUY                 1,600            8.30
2/2/01          BUY                   400            8.58
2/2/01          BUY                   500            8.40
2/5/01          BUY                   200            8.72
2/5/01          BUY                   300            8.66

                           Schedule B

                      EGS Partners, L.L.C.

Trade Date    Transaction Type     Shares      Price per Share

1/25/00         BUY                  3,500           7.91
1/27/00         BUY                  5,000           7.68
1/28/00         BUY                  1,000           7.75
1/31/00         BUY                  2,000           7.91
2/1/00          BUY                  1,000           7.69
2/1/00          BUY                 14,000           7.61
2/2/00          BUY                  9,900           7.54
2/3/00          BUY                  1,000           7.88
2/4/00          BUY                  4,650           7.83
2/7/00          RTEX Conversion    215,600           7.75
2/11/00         BUY                  8,829           7.93
2/14/00         BUY                  4,400           7.96
2/15/00         BUY                    500           7.94
2/16/00         BUY                  6,500           8.12
2/17/00         BUY                 13,500           7.99
2/18/00         BUY                  8,484           7.87
2/22/00         BUY                  2,000           7.83
2/23/00         BUY                  3,000           7.44
2/23/00         BUY                 12,200           7.65
2/25/00         BUY                 11,000           7.51
2/28/00         BUY                  9,700           7.37
2/29/00         BUY                 12,000           7.45
3/1/00          EXPIRED            (32,339)          0.00
3/1/00          BUY                  2,000           7.31
3/2/00          BUY                  9,500           7.35
3/3/00          BUY                  3,400           7.47
5/22/00         DISTRIBUTION    (2,463,560)          0.00
5/22/00         DISTRIBUTION      (215,602)          0.00
6/23/00         SELL                (6,100)          5.79
12/31/00        DISTRIBUTION       (16,167)          0.00

                           Schedule C
                       EGS Management, LLC

Trade Date    Transaction Type     Shares      Price per Share

1/20/00         SELL                 5,100           8.81
1/26/00         BUY                  3,000           7.90
2/7/00          BUY                 13,800           7.75
2/9/00          BUY                  1,000           8.31
2/10/00         BUY                 10,300           8.08
2/24/00         BUY                 13,700           7.72
3/1/00          EXPIRED             (5,106)          0.00
6/23/00         BUY                  5,900           5.93
6/27/00         BUY                  8,500           6.16
6/28/00         BUY                  2,600           6.14
6/29/00         BUY                  6,900           6.02
7/3/00          BUY                  2,600           6.43
7/5/00          BUY                  3,468           6.38
7/7/00          BUY                  2,500           6.57
7/10/00         BUY                  5,700           6.54
7/11/00         BUY                  2,500           6.53
7/12/00         BUY                  3,800           6.49
7/13/00         BUY                  7,400           6.50
7/14/00         BUY                  1,230           6.25
7/17/00         BUY                  8,500           6.26
7/18/00         BUY                  5,668           6.28
7/19/00         BUY                  5,600           6.20
7/20/00         BUY                  3,500           6.26
7/24/00         BUY                  8,100           6.32
7/25/00         BUY                  5,500           6.22
7/26/00         BUY                  4,000           6.21
7/27/00         BUY                  1,800           6.13
7/28/00         BUY                  3,800           6.07
8/1/00          BUY                  4,400           6.05
8/2/00          BUY                  4,100           6.03
8/3/00          BUY                  3,561           5.96
8/4/00          BUY                  4,310           5.96
8/7/00          BUY                  4,700           5.97
8/8/00          BUY                  5,300           5.99
8/9/00          BUY                  7,200           6.30
8/10/00         BUY                  6,600           6.17
8/11/00         BUY                  7,600           6.13
8/14/00         BUY                  4,100           6.22
8/15/00         BUY                  3,900           6.25
8/16/00         BUY                  3,100           6.24
8/17/00         BUY                  1,904           6.37
8/18/00         BUY                  1,082           6.57
8/21/00         BUY                  3,700           6.44
8/22/00         BUY                  6,342           6.28
8/23/00         BUY                  5,100           6.43
8/24/00         BUY                  3,200           6.60

8/25/00         BUY                  3,130           6.54
8/28/00         BUY                  2,800           6.48
8/29/00         BUY                  3,325           6.43
8/30/00         BUY                  4,900           6.42
8/31/00         BUY                  4,930           6.55
9/1/00          BUY                  2,200           6.57
9/5/00          BUY                  7,100           6.40
9/6/00          BUY                  3,100           6.38
9/7/00          BUY                  1,983           6.62
9/11/00         BUY                  2,584           6.58
9/12/00         BUY                  6,700           6.50
9/13/00         BUY                  2,016           6.65
9/14/00         BUY                  5,200           6.76
9/15/00         BUY                  2,900           6.86
9/18/00         BUY                  7,226           6.94
9/19/00         BUY                  4,300           7.04
9/20/00         BUY                  8,100           6.99
9/21/00         BUY                 11,900           6.95
9/22/00         BUY                  4,500           6.94
9/25/00         BUY                  2,100           6.98
9/26/00         BUY                  4,300           6.98
9/27/00         BUY                  5,274           6.98
9/28/00         BUY                  8,045           7.21
9/29/00         BUY                  3,300           7.60
10/2/00         BUY                  9,900           7.81
10/3/00         BUY                 10,800           7.86
10/4/00         BUY                  2,333           7.75
10/5/00         BUY                  2,000           7.86
10/6/00         BUY                  8,300           7.84
10/9/00         BUY                  6,516           7.81
11/7/00         BUY                  2,500           7.42
11/8/00         BUY                  6,641           7.65
11/9/00         BUY                  3,700           7.66
11/10/00        BUY                  7,666           7.67
11/13/00        BUY                  5,900           7.70
11/14/00        BUY                 12,300           7.54
11/15/00        BUY                 14,300           7.19
11/16/00        BUY                  6,300           6.85
11/17/00        BUY                 10,100           6.56
11/20/00        BUY                 10,600           6.14
11/21/00        BUY                  2,833           6.10
11/22/00        BUY                  2,200           6.09
11/24/00        BUY                  2,900           6.04
11/27/00        BUY                  5,200           6.08
11/28/00        BUY                  6,700           6.10
11/29/00        BUY                 10,500           6.10
11/30/00        BUY                  4,600           6.08
12/1/00         BUY                  7,000           6.04
12/4/00         BUY                  6,600           6.07
12/5/00         BUY                  1,500           6.11
12/6/00         BUY                  4,766           6.44

12/7/00         BUY                  4,600           6.69
12/8/00         BUY                  4,200           6.89
12/11/00        BUY                  9,850           7.45
12/12/00        BUY                 11,500           7.61
12/13/00        BUY                  5,700           7.58
12/14/00        BUY                  7,400           7.41
12/15/00        BUY                  6,600           7.41
12/18/00        BUY                 15,300           7.39
12/19/00        BUY                  6,966           7.33
12/20/00        BUY                 16,100           7.61
12/21/00        BUY                 10,600           7.57
12/22/00        BUY                  9,350           7.56
12/26/00        BUY                  6,640           7.65
12/27/00        BUY                  7,133           7.77
12/28/00        BUY                  6,633           7.86
12/29/00        BUY                  9,833           7.95
1/2/01          BUY                  4,700           7.99
1/3/01          BUY                 13,800           7.95
1/4/01          BUY                  8,000           7.96
1/5/01          BUY                 11,200           7.90
1/8/01          BUY                 11,232           7.76
1/9/01          BUY                  6,120           7.96
1/10/01         BUY                  7,400           7.98
1/11/01         BUY                  3,680           8.07
1/12/01         BUY                  3,700           8.07
1/16/01         BUY                  4,400           8.03
1/17/01         BUY                  7,200           8.05
1/18/01         BUY                  5,199           8.08
1/19/01         BUY                  1,000           7.88
1/19/01         BUY                  3,800           7.92
1/22/01         BUY                    900           7.81
1/22/01         BUY                    400           7.82
1/22/01         BUY                  4,139           7.82
1/23/01         BUY                  1,600           7.94
1/23/01         BUY                  2,766           7.91
1/24/01         BUY                  1,000           7.88
1/24/01         BUY                  3,100           7.85
1/24/01         BUY                    800           7.87
1/25/01         BUY                  1,700           7.97
1/25/01         BUY                    880           7.93
1/26/01         BUY                  2,200           7.98
1/26/01         BUY                  1,300           8.00
1/29/01         BUY                    200           8.07
1/29/01         BUY                  1,000           8.08
1/30/01         BUY                  4,250           8.00
1/30/01         BUY                  2,600           8.11
1/31/01         BUY                  2,200           8.22
1/31/01         BUY                  4,700           8.20
2/1/01          BUY                    250           8.34
2/1/01          BUY                    900           8.30
2/2/01          BUY                    600           8.58

2/2/01          BUY                  2,600           8.40
2/5/01          BUY                  6,300           8.72
2/5/01          BUY                  2,400           8.66
2/6/01          BUY                  2,400           8.86
2/6/01          BUY                  7,500           8.88
2/7/01          BUY                    500           8.97
2/7/01          BUY                  1,100           8.99
2/8/01          BUY                  2,100           9.08
2/8/01          BUY                  4,100           9.02
2/9/01          BUY                  2,200           9.03
2/9/01          BUY                  9,600           8.99
2/12/01         BUY                  2,300           8.88
2/12/01         BUY                 12,300           8.81
2/12/01         BUY                  1,500           8.76
2/13/01         BUY                  1,300           8.64
2/13/01         BUY                 17,900           8.71
2/13/01         BUY                  3,300           8.67
2/14/01         BUY                  9,600           8.50
2/14/01         BUY                  1,700           8.46
2/15/01         BUY                    600           8.38
2/15/01         BUY                  6,600           8.46
2/16/01         BUY                  1,700           8.40
2/16/01         BUY                  7,041           8.42
2/20/01         BUY                  1,100           8.41
2/20/01         BUY                  6,200           8.40
2/21/01         BUY                  3,500           7.84
2/21/01         BUY                 14,200           8.01
2/22/01         BUY                    600           8.03
2/22/01         BUY                  6,700           8.04
2/23/01         BUY                  1,400           8.39
2/23/01         BUY                  6,000           8.36
2/26/01         BUY                  3,900           8.57
2/26/01         BUY                  1,500           8.56
2/27/01         BUY                    600           8.73
2/27/01         BUY                  4,319           8.66
2/27/01         BUY                  1,200           8.66
2/28/01         BUY                    500           8.70
2/28/01         BUY                  3,700           8.67
3/1/01          BUY                  4,100           8.71
3/2/01          BUY                    800           8.78
3/2/01          BUY                  3,800           8.78
3/5/01          BUY                  5,200           8.72
3/6/01          BUY                  4,650           8.76
3/6/01          BUY                    800           8.80
3/7/01          BUY                  1,200           8.76
3/7/01          BUY                  2,800           8.78
3/8/01          BUY                    700           8.93
3/8/01          BUY                  3,500           8.92
3/9/01          BUY                  6,800           8.90
3/9/01          BUY                  1,600           8.85
3/12/01         BUY                  3,925           8.87

3/12/01         BUY                    500           8.76
3/13/01         BUY                 10,125           8.75
3/13/01         BUY                  2,500           8.67
3/14/01         BUY                  2,500           8.55
3/14/01         BUY                 11,125           8.63
3/15/01         BUY                  8,735           8.61
3/15/01         BUY                    900           8.62
3/15/01         BUY                  2,800           8.54
3/16/01         BUY                  9,600           8.71
3/16/01         BUY                  2,600           8.62
3/19/01         BUY                  8,900           8.63
3/19/01         BUY                  2,700           8.58
3/20/01         BUY                    500           8.27
3/20/01         BUY                  4,200           8.32
3/20/01         BUY                 12,900           8.36
3/21/01         BUY                  6,700           8.33
3/21/01         BUY                  2,400           8.29
3/22/01         BUY                 15,300           8.02
3/22/01         BUY                  3,500           8.05
3/23/01         BUY                    100           8.20
3/23/01         BUY                  5,020           8.21
3/26/01         BUY                 12,340           8.35
3/26/01         BUY                  1,900           8.21
3/27/01         BUY                  2,100           8.64
3/27/01         BUY                  5,471           8.72
3/28/01         BUY                    100           8.59
3/28/01         BUY                  2,000           8.80
3/29/01         BUY                  1,200           9.10
3/29/01         BUY                  2,800           9.23
3/29/01         BUY                    300           8.96
3/30/01         BUY                    600           9.73
4/2/01          BUY                  3,200           9.99
4/3/01          BUY                  7,400           9.90
4/4/01          BUY                  3,200           9.99
4/5/01          BUY                  2,900          10.07
4/6/01          BUY                  1,650          10.07
4/9/01          BUY                    700          10.17
4/10/01         BUY                    600          10.12
4/11/01         BUY                  1,800          10.06
4/12/01         BUY                  3,200          10.05
4/16/01         BUY                  2,210          10.05
4/17/01         BUY                  5,100          10.05
4/18/01         BUY                 10,000          10.03

                           Schedule D

                      Jonas Partners, L.P.

*3,404 RAIL warrants expired on 3/1/2000.

                   PURSUANT TO RULE 13D-1(f) 1


         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  April 25, 2001

                            /s/ William Ehrman
                            --------------------------------
                             William Ehrman, individually and as
                             Managing Member of EGS Management,
                             L.L.C. on behalf of EGS Management,
                             L.L.C. and on behalf of EGS
                             ASSOCIATES, L.P., BEV PARTNERS,
                             L.P., and JONAS PARTNERS, L.P., and
                             as a managing member of EGS
                             PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually












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